FOIA Confidential Treatment Request
The entity requesting confidential treatment is:
Red Hat, Inc.
1801 Varsity Drive
Raleigh, North Carolina 27606
Attention Michael R. Cunningham, Esq.
EVP & General Counsel
919-754-3700, ext. 44184

November 1, 2011

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2011

Filed April 29, 2011

File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated October 6, 2011. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the fiscal year ended February 28, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	In response to prior comment 1 you indicate that some variability in revenue growth rates among your geographic segments, particularly in FY 2007 and FY 2008, are viewed as temporary. Even when you consider period to period fluctuations in revenue growth rates and/or gross profit margins to be temporary for evaluating your segment presentation, please confirm that in periods with such variability you will include a corresponding discussion and analysis separately addressing your results of operations for your geographic business units. Refer to Item 303(a) of Regulation S-K and Section III.F.1 of SEC Release 33-6835.

Response:

We confirm that in future filings we will provide discussion and analysis regarding significant fluctuations in revenue growth rates and gross profit margin of our geographic segments to the extent material to an understanding of our consolidated results. For example, we will do so when there is a materially disproportionate contribution of one or more geographic segments or where discussion and analysis on a consolidated basis would be materially incomplete and misleading.

2.	In your response to comment 1 of our letter dated June 23, 2011, you indicate that management does not consider the geographic segment variation in net income/loss margins in evaluating your financial or business performance since the net income/loss margins of the geographic business units were driven primarily by inter-company, transfer-pricing transactions that are eliminated upon consolidation. Please describe for us more fully the inter-company, transfer-pricing transactions and describe any significant differences in the types or rates of transfer-pricing or other allocations among the geographic regions. Tell us how you considered discussing management’s consideration of the profitability and uncertainties/benefits of certain geographic region operations, such as your Asia Pacific geographic region that reported a net loss in FY 2011 and FY 2009. Clarify whether the net losses for the Asia Pacific segment could suggest that the resources needed to support the operations are not sufficiently covered by the revenues generated. Refer to Item 303(a) of Regulation S-K and Section III.F.1 of SEC Release 33-6835.

Response:

Intercompany Charges

Inter-company transfer prices are intended to represent an arms-length, fair value to both parties and comply with tax regulations in the related tax jurisdictions. In general, the mark-ups and royalty rates are set based on independent third party studies and reflect the type of activity or value being reimbursed and other factors such as jurisdiction.

Set forth below is a description of the primary types of our inter-company transactions:

Rule 83 Confidential Treatment Request by Red Hat, Inc.

Request #1

1)

Cost plus. Our cost plus transfer pricing is based on reimbursement of cost incurred (excluding stock compensation expense) for sales, marketing, support services and R&D, plus an amount of profit, generally ranging from [**] percent. The mark-up percentage is higher in a few specific instances. For example, the profit currently charged for certain support services provided by one of our [**] subsidiaries is [**]

percent and the profit currently charged for certain R&D services provided by our [**] subsidiary is [**] percent.

Red Hat, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Michael R. Cunningham, Esq., EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, NC 27606, 919-754-3700, ext. 44184, before it permits any disclosure of the bracketed information in Request #1.

Rule 83 Confidential Treatment Request by Red Hat, Inc.

Request #2

2)	Royalty for use of trademarks, trade names and know-how. Red Hat uses two types of royalty agreements:

a)	Certain foreign subsidiaries are charged a fixed royalty rate based on activity type. Royalty rates are generally [**]% for consulting, [**]% for training and [**]% for subscriptions, and

b)	Several foreign subsidiaries, including [**], are charged a variable royalty [**].

Red Hat, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Michael R. Cunningham, Esq., EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, NC 27606, 919-754-3700, ext. 44184, before it permits any disclosure of the bracketed information in Request #2.

3)	Stock compensation expense. For purposes of segment disclosure only, we allocate stock compensation expense to each region. Stock compensation expense is deductible for tax purposes in the U.S. but generally non-deductible for tax purposes outside the U.S. As a result, the after tax impact of stock compensation expense on segment net income for the Americas is less than for other regions, particularly in Asia Pacific due to the disproportionate size of our Japan business and the high tax rate of Japan.

Regional Profitability

Our management does not consider regional profitability in evaluating the performance of our business since we are organized functionally, on a global basis, as more fully described in our response to comment 3 below.

However, the reasons for the differences in regional profitability in the Asia Pacific segment disclosure principally relate to:

a)	intercompany transfer pricing,

b)	allocated stock compensation expense and the related tax effects, as described above, and

c)	taxes.

APAC Resources and Profitability

We do not believe that the net losses for the Asia Pacific segment in FY 2011 and FY 2009 suggest that the resources needed to support the operations are insufficiently covered by revenues generated.

Rule 83 Confidential Treatment Request by Red Hat, Inc.

Request #3

a)	Intercompany transfer pricing. The region’s net profitability in FY 2011 and FY 2009 was impacted considerably by the transfer pricing arrangement with our subsidiary in Japan, the only country other than the U.S. which generated 10% or more of our consolidated revenue in those fiscal years. [**]

Red Hat, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Michael R. Cunningham, Esq., EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, NC 27606, 919-754-3700, ext. 44184, before it permits any disclosure of the bracketed information in Request #3.

b)	Stock Compensation Expense. The allocation of non-cash stock compensation expense to the region (for segment reporting only), which is not tax deductible in any country in the region, further exacerbated the net loss in those years. In addition, although income tax expense for the Asia Pacific region is not material to Red Hat overall, it consumes a high percentage of the Asia Pacific region’s pre-tax profit, principally due to high taxes in Japan and smaller losses in emerging markets without offsetting tax benefits.

c)	Taxes. In FY 2009, Asia Pacific segment taxes resulted in a net loss exceeding the pretax loss and in FY 2011 exceeded pretax profit, resulting in a net loss.

While these intercompany charges and tax impacts affected the profitability of the Asia Pacific region for purposes of our segment disclosure, in our view these changes do not reflect adversely on the underlying performance of the business.

MD&A in Future Filings

We confirm that in future filings we will provide discussion and analysis regarding significant fluctuations in net income/loss margins of our geographic segments to the extent material to an understanding of our consolidated results. For example, we will do so when there is a materially disproportionate contribution of one or more geographic segments or where discussion and analysis on a consolidated basis would be materially incomplete and misleading.

Consolidated Financial Statements

Note 20 – Segment Reporting, page 99

3.	In your response to prior comment 2 you indicate that while your chief operating decision maker (“CODM”) incidentally receives information on the company’s Latin America operations, the CODM does not use such information to evaluate performance and allocate resources. Based on the information provided August 8, 2011 as Exhibit C (“Exhibit C”), similar to the other geographic regions it appears that for the Latin America operations targets are established and actual results are evaluated for numerous financial and performance metrics related to bookings, revenues, and expenses/bookings ratio. In your response to comment 3 of our letter dated July 19, 2011 you indicate that the principal financial measures the CODM uses to evaluate operating segment performance and allocate resources are revenue and bookings, billings and headcount. It appears that the principal financial measures reviewed by your CODM to evaluate performance and allocate resources for the other geographic regions is also forecasted, tracked and evaluated for the Latin America operations. Please explain to us more fully your internal reporting structure for the Americas operating segment, including the duties and responsibilities of managers overseeing the Latin America operations. Identify the managers who develop the forecasts for Latin America and North America operations. As the information in Exhibit C does not present targets and actual results for the Americas as a single operating segment, clarify how the information in Exhibit C is used in evaluating performance for the Americas operating segment and allocating resources to and within the operating segment.

Response:

Our operations, including our Americas operations, are organized, managed and reported via a global functional structure rather than a structure based on geography. The leaders of each functional organization (sales; engineering, product support and product marketing; brand; finance; human resources; and legal) report to the CODM of Red Hat (our CEO) and reside in the U.S.

Our CEO principally reviews the operations of the company on a consolidated basis and allocates resources to the business at a global level and on a functional basis. Such allocation of resources is generally done by assigning to each global function a target for expenses as a percentage of total revenue and then relying on these functional organizations to make further allocations, including regional allocations, as the functions shall determine.

The principal audience of the LATAM and North American information in Exhibit C, entitled “Global Sales, Services & Marketing” of our prior response, are the individuals responsible for driving sales in those regions, i.e., the global head of sales and the regional heads of sales for LATAM and for North America, all of whom live in the US. These regional sales heads are not responsible, for example, for the R&D, product support, product marketing, finance, human resource or legal functions, which report through to the global heads of these functions. The CODM uses information in Exhibit C to help evaluate the performance of the global head of sales and he may choose to allocate, in subsequent quarters, more or less expense dollars to that function. This may result in decisions by the global head of sales (or his staff) to allocate differently, the sales resources for which he is responsible, including to the Americas.

The managers who develop forecasts for the Americas (North America and LATAM) are based in Raleigh, NC and report via the chief financial officer. They include the controller and his staff, the manager of financial planning and analysis, the manager of revenue accounting and the manager of sales operations. They receive field input from the regions and global sales function in developing forecasts.

The information in the report is used by the CODM to assess sales performance and growth of the business as a whole, which informs his global resource allocation, as described above. As noted above, the CODM does not use the information to determine regional allocations.

We also note that to the extent our LATAM operations were considered an operating segment, we believe they would not satisfy the quantitative requirements of ASC 280-10-50-12, as further detailed in Attachment 11. Also, because our LATAM and North American operations share the aggregation characteristics set forth in ASC 280-10-50-112, we believe that the aggregation of information about our LATAM and North American business would be appropriate under ASC 280-10-50-13.

4.	In your response to prior comment 2 you indicate that the discreet financial information for the company’s Latin America operations is not complete because a significant portion of the expenses incurred in conducting your business in the region is borne by the North America operations and is not separately tracked. In your response to comment 1 of our letter dated June 23, 2011 you indicate that management does not consider the geographic segment variation in net income/loss margins in evaluating your financial or business performance since the net income/loss margins of the geographic business were driven primarily by inter-company, transfer-pricing transactions. Please clarify how the use of supporting functions such as human resources and finance is captured within the principal financial measures that you have indicated that the CODM considers in evaluating performance and allocating resources. Please explain to us the differences in how the principal financial measures in Exhibit C are determined for the Latin America operations compared to the other geographic regions as this is not readily apparent. In addition, clarify how headcount as presented in Exhibit C is defined.

[1]

As indicated in our supplemental letter dated November 1, 2011 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to the material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Michael R. Cunningham, EVP & General Counsel, Red Hat, Inc.,

[2]	Reference is made to our response to the Staff’s Comment 2 submitted by letter dated August 8, 2011.

Response:

For the reasons noted above in our response to Comment 3, we believe the information about our LATAM operations may be combined with our North American operations pursuant to ASC 280-10-50-13.

The financial measures for LATAM in Exhibit C are determined on a basis consistent with the other geographic regions. The supporting functions are not captured in Exhibit C but as noted in our response to Comment 3, our CODM uses our consolidated financial results (expense as a percentage of consolidated revenue) to allocate resources, including to the supporting functions, and then delegates to the functions the determination of regional allocation, which varies by function.

With respect to the headcount information reflected on page 37 of Exhibit C, “Voluntary Attrition Rate,” the top table contains data regarding employees who report to the leader(s) of the sales and services function in the businesses presented in the column on the far left of the page. The bottom table contains data regarding employees who serve in sales roles in such businesses.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.

Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant

Terry L. Bowling

PricewaterhouseCoopers LLP